September 28, 2012

Tia L. Jenkins, Senior Assistant Chief Accountant
Raquel Howard, Staff Accountant
John Coleman, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

RE:         Staff letter dated August 20, 2012
File No. 002-69494
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012

This letter is in response to the Staff letter dated August 20, 2012 (the “Letter”) as supplemented by various conversations among the Staff and the officers of the Company and the Company’s auditors.

Comment No. 1:  We will make the proposed changes, below, to page 9 of our Form 10-K on a prospective basis eliminating calculation of ounces and including only the tonnage and grades.  We will continue to include the "Cautionary Note to U.S. Investors" at page 3 and page 10 (as part of page 9 disclosure and shown below) and item 1, "Description of Business," where we clearly and repeatedly state that “The Company has not established proven and probable reserves in accordance with SEC Industry Guide 7 at any of its properties.”  We explicitly note that we must also comply with the laws of the countries in which we operate and that the public should not confuse a foreign country’s use of the term “reserve” with our applicable U.S. SEC standard.  We will however change page 9 prospectively after consultations with the SEC Staff with our proposed language below.

We include on Page 3 of our Form 10-K and in our other filings the following Cautionary Note to U.S. Investors.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use terms such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC Industry Guide 7.  Laws of foreign countries including Armenia and Chile are not consistent with SEC Industry Guide 7 regarding use of such terms.  We are required to adhere to the mining laws and requirements of the countries we operate in which include developing reserves as well as exploration and mining activities pursuant to laws in the countries where we operate and to be in compliance with license requirements.  We acknowledge that due to the differences in laws of the countries in which we operate and SEC Industry Guide 7, our mining activities are being reported for informational and disclosure purposes based on foreign country requirements but also that the SEC does not recognize any of our properties as having proven or probable reserves established under SEC Industry Guide 7.  Under SEC Industry Guide 7, we can only state that we are in the exploration stage and have found consistencies in mineralization amongst our drilling results, even though we have foreign country approved reserves, resources, mining licenses, and sales of concentrate.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860
www.globalgoldcorp.com

Toukhmanuk

The Toukhmanuk property is adjacent to the Hankavan property in central Armenia, between the Aragatsotn and Kotayk provinces. The property includes seven surrounding exploration sites as well as other assets.  The property is located approximately 60 km (72 km by road) north of Yerevan, close to the Town of Aparan and some 75 km (by road) from the Alaverdi copper smelter in northern Armenia.  Access to the Toukhmanuk Property is by paved road (about 57 km from Yerevan to the turn-off of the road north of Aparan and about 15 km by dirt road from Aparan to Melikkyugh, the nearby village to the site).  Local infrastructure is available at the site and at nearby towns.  Infrastructure at the site includes electrical power, cell phone network and road building equipment.  Logistical support, in terms of power, is available at the Toukhmanuk site, and at Melikkyugh, which is linked by a 10 Kv line to the Armenian Power grid.  Water is available from natural sources within the property, independent of community sources.  In addition to the central property, the acquisition included a 200,000 tonne per year capacity plant.  The Company has maintained the plant’s crushers, mills, and gravitation circuits in good condition while also adding a hydro cyclone and flotation cells, as well as building a new tailings dam.  Other major assets at the property include several bulldozers, excavators and a track trencher which are all in good condition.  The property also includes some temporary housing units, and hangers which are used to store core samples, a gold room, and a new ISO certified laboratory.

The area of the Toukhmanuk Property is underlain predominantly by Jurassic volcanic rocks and Cretaceous intrusive rocks.  The volcanic rocks comprise andesites and dacites, and the intrusive rocks are dominantly granitic with minor granitic gneiss and amphibolites.  Parts of the area are also covered by Tertiary volcanic rocks including obsidian and perlites.  Gold mineralization in the Toukhmanuk area is hosted by both volcanic and intrusive rocks.

On October 27, 2009, the Company issued a press release announcing the first stage of approval of reserves for its Toukhmanuk expansion. The Republic of Armenia’s State Natural Resources Agency (the "Agency") issued its certificate based on the proposal of the Agency’s State Geological Expert Commission made during its October 23, 2009 session. The total ore reserve approved was roughly 21,900,000 tonnes with an average gold grade of 1.62 grams per tonne at a cut off grade of 0.80 grams per tonne and an average silver grade of 4.88 grams per tonne.   Total approved reserves in the C1 and C2 categories are roughly 35.614 tonnes of gold and 107 tonnes of silver. In its approval, the Agency added that the “approved reserves entirely correspond to the requirements for Measured and Indicated reserves under International Standards."

On November 18, 2009, the Company issued a press release announcing that following up on the issuance of the approving a first stage gold reserve, the Republic of Armenia’s State Natural Resources Agency (the “Agency”) has delivered its full decision with backup calculations on November 13, 2009 confirming an additional gold resource in the inferred category. The Agency issued its decision based on the proposal of the Agency’s State Geological Expert Commission made during its October 23, 2009 session. A copy of the official approval and a partial unofficial translation are available on the company’s website www.globalgoldcorp.com and attached to this Annual Report on Form 10-K as Exhibit 10.21.

The approved gold resource in the Inferred category is 35 tonnes, which together with the approved 1.145 million ounces of reserves marks a sharp increase from the 8.0 tonnes approved under GKZ decision N28 of January, 26, 2004. The reserve and resource estimates were concluded at a cutoff grade of 0.8 grams per tonne.

The Company has done geological mapping, ground geophysical surveys, trenching and diamond drill testing at Toukhmanuk and continues its exploration work there based on the Armenian historical GKZ records in conjunction with the exploration work and results done so far (please refer to the “Cautionary Note to U.S. Investors” on page 3 of this report).  On October 17, 2011, the Company received an updated NI-43-101 format independent technical report prepared by Behre Dolbear International Limited for the Toukhmanuk and Getik properties in Armenia and reporting on new discoveries at Toukhmanuk which is available on the Company’s website.   The Behre Dolbear analysis reported 39.23 metric tonnes at grades of 2.07 g/t gold and 14.07 g/t silver using a cut-off grad of 0.6 g/t gold in measured, indicated and inferred resource categories.  Additional exploration work will need to be funded with additional funds raised through joint ventures, debt, equity or a combination thereof.

Page 10 beginning

…. (please refer to the “Cautionary Note to U.S. Investors” on page 3 of this report).

Sincerely,

/s/ Jan E. Dulman

Jan Dulman
Chief Financial Officer

cc:  Van Krikorian
       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler